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                              June 17, 2024

       Elvis Cheung
       Chief Executive Officer
       707 Cayman Holdings Ltd.
       5/F., AIA Financial Centre
       712 Prince Edward Road East
       San Po Kong, Kowloon, Hong Kong

                                                        Re: 707 Cayman Holdings
Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted May 21,
2024
                                                            CIK No. 0002018222

       Dear Elvis Cheung:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 8, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on May 21, 2024

       Cover Page

   1. We note your revised disclosure in reponse to comment 1 regarding PRC regulations relating to data
security and anti-monopoly concerns. Please further revise to discuss how
                                                        Hong Kong regulatory
actions related to data security and anti-monopoly concerns have or may impact your
ability to conduct your business, accept foreign investment or list on a
                                                        U.S./foreign exchange.
Please also similarly revise the resale prospectus cover page.
       Prospectus Summary, page 1

   2. Please state here, as you do on the cover page, that to the extent you inadvertently
 Elvis Cheung
FirstName  LastNameElvis
707 Cayman   Holdings Ltd.Cheung
Comapany
June       Name707 Cayman Holdings Ltd.
     17, 2024
June 17,
Page  2 2024 Page 2
FirstName LastName
         conclude that we do need PRC permissions or approvals, or the laws or regulations change requiring approvals or permissions, you may be subject to penalties or be unable to operate your business or offer your Ordinary Shares as planned.
Risk Factors, page 11

3. Your response indicates that you have revised your disclosure in response to comment 16, but we cannot locate such revised disclosure. Please revise or advise. Risk Factors
We have a loan outstanding...., page 13

4. Please further revise this risk factor to address the risks associated with having a loan from the individual that is your controlling shareholder, executive director and chief executive officer, or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
38

5. Your response indicates that on page 46 you quantified the manner in which your sales were impacted by supply chain trends, however we cannot locate this disclosure. Please revise or advise.
Related Party Transactions, page 79

6. Please revise this section to include disclosure through the date of the prospectus, as opposed to for only the financial periods identified. Refer to Item 7.B of Form 20-F.
Underwriting, page 95

7. Please revise this section, and elsewhere throughout the prospectus as necessary, to reflect the fact that JME also will sell shares in the primary offering. As examples only, it appears that statements such as "[w]e have entered into an underwriting agreement with
         Eddid" and "subject to their acceptance of the Ordinary Shares from us" should be revised.
Notes to Combined Financial Statements
Note 2 - Summary of Significant Accounting Policies
Foreign Currency Transaction, page F-8

8. We have reviewed your response to prior comment 28 noting it does not appear to address our comment. We note from your response and from the disclosure on page 39 that most of your business transactions in sales and purchases are denominated in US dollar and your functional currency is the Hong Kong dollar. Please provide the disclosures required under ASC 830-20-45-1 for transaction gains or losses.
 Elvis Cheung
707 Cayman Holdings Ltd.
June 17, 2024
Page 3
General

9. Please revise the prospectus cover pages of the primary and resale prospectuses so that they convey the same disclosures regarding China-based issuers. In this regard:
          revise the resale prospectus cover page to contain disclosure
regarding China   s
          Enterprise Tax Law, the Comprehensive Double Taxation Arrangement, and your status as a controlled company;
          revise the resale prospectus cover page to disclose the amount, payor and payee of the special dividend;
          revise the primary offering prospectus cover page to identify that 707 Cayman
          Holdings Limited, your Cayman Islands company, is the entity reliant on dividend payments, and to name the intermediary subsidiary; and revise the primary offering prospectus cover page to describe the restrictions on
          transfers in the various jurisdictions in which you operate;.
10. We note your statements that funds may not be available to fund operations outside of the
      PRC due to restrictions on the ability of your subsidiaries to transfer cash. Please revise to also state that such funds may not be available to fund operations outside of Hong Kong.
11. Where you reference being advised by counsel, please identify counsel and the country(ies) about whose laws it advised you.
12. We note your response to comment 27. As requested, please revise to disclose the exemption used when the selling shareholders purchased their shares from JME in March
      2024. In addition, we note that the revised disclosure addresses positions, offices and material relationships between each selling shareholder and the company; as requested, please revise to also address any positions, offices and material relationships between each selling shareholder and any predecessor or affiliate of the company (including JME).
      Finally, please acknowledge your understanding that we may have additional comments regarding the resale offering once you provide further information in your filing, including regarding your capitalization and the sizes of the offerings.
       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,
FirstName LastNameElvis Cheung
                                                             Division of
Corporation Finance
Comapany Name707 Cayman Holdings Ltd.
                                                             Office of Trade &
Services
June 17, 2024 Page 3
cc:       David L. Ficksman
FirstName LastName